Thornburg Investment Trust 485BPOS

Exhibit 99(h)(2)

AMENDMENT

To Transfer Agency and Service Agreement Between

Thornburg Investment Trust And

DST Asset Manager Solutions, Inc.

This amendment dated December 5, 2019, is made by and between Thornburg Investment Trust (the “Trust”) and DST ASSET MANAGER SOLUTIONS, INC. (“DST AMS”). In accordance with Article 9 (Amendment) of the Transfer Agency and Service Agreement between the Trust and DST AMS dated as of November 5, 1987, as amended (the “Agreement”), the parties desire to amend the Agreement as set forth herein.

WHEREAS, the Trust and State Street Bank and Trust Company (“State Street”) executed the Agreement.

WHEREAS, the Agreement was assigned by State Street to DST AMS effective as of July 24th, 2017;

WHEREAS, the Trust and DST AMS desire to amend the Agreement to, among other things, extend the term.

NOW THEREFORE, the parties agree as follows:

l. Termination of Agreement. Section 7.01 of the Agreement is hereby deleted in its entirety and replaced with the following:

“(a) The term of this Agreement shall be extended to December 31, 2024 (the “Initial Term”). The Trust or DST AMS shall give written notice to the other party one hundred twenty (120) days before the expiration of the Initial Term if such party desires not to renew the term for an additional one year period (a “Renewal Term”). After the Initial Term, this Agreement shall renew automatically for successive one year Renewal Terms until terminated by either party upon one hundred twenty (120) days prior written notice to the other party.  The Initial Term and each Renewal Term shall collectively be referred to as the “Term” of the Agreement.”

2.           Schedule 2.01 (Fee Schedule). Effective January 1, 2020, Schedule 2.01 dated January 1, 2013 through December 31, 2019 to the Agreement is hereby replaced and superseded with Schedule 2.01 attached hereto and dated January 1, 2020 through December 31, 2024.  The fee schedule shown in Schedule 2.01 shall continue to apply during any Renewal Term unless, prior to the commencement of that Renewal Term, the parties have agreed in writing to adopt a new or amended Schedule 2.01 for that Renewal Term.

3.           Section 2.03.  The first sentence of Section 2.03 of the Agreement is hereby deleted in its entirety and replaced with the following:

“The Trust agrees to pay all fees and reimbursable expenses within thirty (30) days following the receipt of the respective billing notice.”

4.           Section 5.07. A new section 5.07 is hereby added to the agreement as follows:

DST AMS shall at all times act in good faith and agrees to use all commercially reasonable efforts in performing the services under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, including but not limited to any fines or penalties assessed to Advisor, unless said errors are caused by its negligence, fraud or willful misconduct, or that of its employees or agents. Notwithstanding the foregoing, except to the extent otherwise prohibited by applicable law, DST AMS’s aggregate liability during the Term of this Agreement with respect to, arising from or arising in connection with this Agreement, or from all services provided or omitted to be provided by DST AMS under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed the aggregate of the amounts actually received for the services under this Agreement by DST AMS as fees and charges, but not including reimbursable expenses, during the twenty-four (24) calendar months immediately preceding the first event for which recovery from DST AMS is being sought. In the event that a claim giving rise to liability by DST AMS occurs prior to the completion of the first twenty-four (24) months of the Agreement the foregoing liability limitation amount shall be calculated by adding: (1) the amounts actually paid hereunder for such period by the Trust to DST AMS as fees and charges, but not including reimbursable expenses; and (2) an amount equal to (x) an average monthly fee (determined based on the actual fees received and number of months that have passed as of the calculation date) multiplied by (y) the number of months remaining to reach twenty-four (24) months. The foregoing limitation on liability shall not apply to any loss or damage resulting from any fraud or willful misconduct by DST AMS or its employees or agents. For purposes of this Section 5.07, “willful misconduct” shall mean those acts undertaken or omitted purposefully under the circumstances in which the person knows that such acts or omissions violate this Agreement and are likely to cause damage or harm to the Trust or any of its series. In the event that DST AMS’ aggregate liability exceeds the above limit on liability during the Term of this Agreement, then the Trust and DST AMS shall negotiate in good faith to adjust the limit on liability with respect to this Agreement for the remainder of the Term and shall amend this Agreement to reflect such adjusted liability limit once agreed upon. If the parties are unable to agree on adjustments to the liability limit, the Trust may terminate this Agreement, without payment of any termination fee, upon one hundred and twenty (120) days’ prior written notice.

5.           Section 6.06.  A new Section 6.06 is inserted into the Agreement as follows:

In the event the Trust obtains information from DST AMS or the TA2000 System which is not intended for the Trust, the Trust agrees to (i) promptly and in no case more than one business day after it becomes aware of the issue, notify DST AMS that unauthorized information has been made available to the Trust; (ii) not review, disclose, release, or in any way, use such unauthorized information; (iii) provide DST AMS reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information at DST AMS’s cost; and (iv) deliver to DST AMS a statement confirming that all such unauthorized information in the Trust’s possession or control has been delivered to DST AMS, or destroyed as required by this provision.

6.           Section 8.03.  A new Section 8.03 is hereby inserted into the Agreement as follows:

In carrying out its duties and obligations pursuant to this Agreement, some or all services may be delegated by DST AMS to one or more of its affiliates or other persons (and, if any consent to such delegation is required by applicable law to be obtained from the Trust, or is otherwise sought by DST AMS, then the Trust  shall not unreasonably revoke or withhold its consent in respect of any such delegations), provided that such persons are selected in good faith and with reasonable care and are monitored by DST AMS.  If DST AMS delegates any services, (i) such delegation shall not relieve DST AMS of its duties and obligations hereunder, and DST AMS shall remain solely responsible to the Trust for any failure by its delegate in performing such services, (ii) such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of DST AMS, and (iii) if required by applicable Law, DST AMS will identify such agents and the services delegated and will update the Trust in writing before making any material changes in sufficient detail to enable the Trust to object to a particular arrangement.

7.           Effect on Agreement.  As of the Effective Date, this Amendment shall be effective to amend the Agreement and, to the extent of any conflict between the Agreement, and this Amendment, this Amendment supersedes and replaces the Agreement.

8.           Execution in Counterparts/Facsimile Transmission.  This Amendment may be executed in separate counterparts, each of which will be deemed to be an original and all of which, collectively, will be deemed to constitute one and the same Amendment.  This Amendment may also be signed by exchanging copies of this Amendment, duly executed, in which event the parties hereto will promptly thereafter exchange original counterpart signed copies hereof.

9.           Agreements in Full Force and Effect.  Except as specifically modified by this Amendment, the terms and conditions of the Agreements (as previously amended) shall remain in full force and effect, and the Agreements, as amended by this Amendment, and all of its terms, including, but not limited to any warranties and representations set forth therein, if any, are hereby ratified and confirmed by the Trust and DST AMS as of the Execution Date.

10.         Authorization.  Each party hereby represents and warrants to the other that the person or entity signing this Amendment on behalf of such party is duly authorized to execute and deliver this Amendment and to legally bind the party on whose behalf this Amendment is signed to all of the terms, covenants and conditions contained in this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THORNBURG INVESTMENT TRUST	DST ASSET MANAGER SOLUTIONS, INC.

By:	/s/ Nimish S. Bhatt	By:	/s/ Rahul Kanwar
Name:	Nimish Bhatt	Name:	Rahul Kanwar
Title:	CFO	Title:	Authorized Representative

SCHEDULE 2.01
FEE SCHEDULE

DST ASSET MANAGER SOLUTIONS, INC.